September 15, 2009

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Mr. Douglas Brown
Mr. Timothy Levenberg

Re:	Vantage Drilling Company
Registration Statement on Form S-3
File No. 333-160477
Filed July 8, 2009

Dear Messrs. Schwall, Brown and Levenberg:

This letter is in response to your letter dated July 31, 2009, to Vantage Drilling Company (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Registration Statement on Form S-3 (the “Registration Statement”). For your convenience, each response is preceded by the Staff’s comment to which the response relates. The Company is also sending to the Staff, by Federal Express, five (5) copies of Amendment No. 1 to the Registration Statement, filed today with the Commission, marked to show changes from the initial filing.

Registration Statement on Form S-3

General

1.	Comment. Revise the registration statement to provide updated and current disclosure regarding the status of your financing arrangements and the construction or purchase of drilling rigs and drillships. For example, you discuss your efforts to restructure your credit facility on pages 40 and 66 of your amended Form 10-K for the fiscal year ended December 31, 2008, and on page 8 of your Form 10-Q for the fiscal quarter ended March 31, 2009. We note also the three risk factors on page 8 of the Form S-3. If the June 30, 2009, deadline has been extended, please provide the details.

U.S. Securities & Exchange Commission

September 15, 2009

Response. The Company has revised the Registration Statement to provide updated and current disclosure regarding the status of its financing arrangements and the construction and purchase of its drilling units and has also provided disclosure in current reports on Form 8-K which are incorporated by reference into the Registration Statement. The Company has also revised the Registration Statement to update the June 30 deadlines noted in the Staff’s comment.

Exhibit 5.1

2.	Comment. Please obtain and file as exhibits new or revised opinions that address the following comments. We may have additional comments upon review of the new exhibit(s).

Response. The Company has filed a new Exhibit 5.1 opinion which addresses the Staff’s comments.

3.	Comment. A number of the assumptions and qualifications appear inappropriate and must be removed or the bases for each more fully explained. For example, we refer you to Assumptions 2.1; 2.2; 2.7; 2.8; 2.9; 2.10; 2.11; and 2.12. We also refer you to Qualifications 4.1 and 4.2.

In some cases, counsel may need to obtain officers’ certificates or other legality opinions to address those points and to satisfy itself that it can render a clean and complete legality opinion. If appropriate, you may also file as an exhibit an opinion of Texas counsel regarding legality under Texas law.

Response. The Company has filed a new Exhibit 5.1 opinion which addresses the Staff’s comments.

4.	Comment. It is inappropriate for counsel to assume conclusions of law on which its ultimate legality opinion will be based. For example, counsel cannot assume as it does in paragraph 2.7 that “there will be sufficient Ordinary Shares authorized for issue under the Company’s memorandum and articles of association.”

Response. The Company has filed a new Exhibit 5.1 opinion which addresses the Staff’s comments.

Please call the undersigned at (713) 226-6691 with any additional comments or questions you may have.

U.S. Securities & Exchange Commission

September 15, 2009

Very truly yours,

/s/ Bryan K. Brown

Bryan K. Brown